EXHIBIT 12.1

EQUINOX HOLDINGS, INC.

Computation of Earnings to Fixed Charges

All Figures in Thousands, Except Ratios

	Year ended December 31,
	2004	2003	2002	2001	2000
		(Restated)	(Restated)	(Restated)	(Restated)
Earnings available for fixed charges
Income (loss) before income taxes	$(342)	$(14,679)	$3,572	$4,614	$2,527
Add: Fixed charges before preferred dividends	20,881	37,175	15,258	15,496	4,415
Total earnings available for fixed charges	$20,539	$22,496	$18,830	$20,110	$6,942

Fixed charges
Interest expense	$16,622	$33,791	$12,747	$13,310	$2,423
Rental and occupancy expense	4,259	3,384	2,511	2,186	1,992
Total fixed charges before preferred dividends	20,881	37,175	15,258	15,496	4,415
Preferred dividends	—	82	335	157	—
Total fixed charges	$20,881	$37,257	$15,593	$15,653	$4,415

Coverage (deficit) earnings to fixed charges	$(342)	$(14,761)	1.21	1.28	1.57